[Letterhead of Barclays PLC]

October 5, 2006

VIA FACSIMILE AND EDGAR

Ms. Sharon Blume

Reviewing Accountant

United States Securities and Exchange Commission

100 F. Street NE

Washington DC, 20549

USA

Re:	Barclays PLC and Barclays Bank PLC

Form 20-F for the Fiscal Year Ended December 31, 2005

File No. 0-13790, 1-10257

Dear Ms. Blume:

Thank you for your letter of September 26, 2006 regarding the above referenced document. As John O’Connor of Sullivan & Cromwell LLP has indicated to Dave Irving, we are currently working on the response. In order to fully analyse the issues that you have raised and prepare appropriate responses, we intend to respond to the comments you have raised by October 31, 2006. Please contact me at +44 207 116 1000 (telephone) or +44 207 773 4903 (facsimile) should you have additional comments or require additional information.

Yours sincerely,

/s/ NAGUIB KHERAJ
Naguib Kheraj
Group Finance Director

CC:	Mr. Dave Irving
United States Securities and Exchange Commission

John O’Connor, Esq.
George H. White III, Esq.
Sullivan & Cromwell LLP